Exhibit 99.1

Quarterly Report
Second Quarter - Fiscal 2012

Dear Shareholders,

During our fiscal second quarter, we presented updated results from the 166 patient Phase I/II study of our JAK inhibitor, CYT387, in a poster session at the 53rd Annual Meeting of the American Society of Hematology held in San Diego. These positive results were very well received by the attending medical and investment communities, who showed enthusiasm for CYT387’s competitive safety and efficacy profile in patients with myelofibrosis. The data confirmed in a multi-center setting that CYT387 has an ability to render and maintain anemic myelofibrosis patients transfusion independent for extended periods while also producing significant and durable improvements in their splenomegaly and constitutional symptoms. In addition, CYT387 was generally safe and well tolerated in myelofibrosis patients for dosing periods up to and exceeding two years, with minimal treatment-related myelosuppression observed.

The strength of our data positions us well to select the optimal course to further advance this opportunity. Our objective is to bring CYT387 to market rapidly, and we are currently finalizing a Phase III program targeted to begin in mid-2012 that aims to efficiently and unequivocally validate the drug’s unique profile with regulators. We are also leveraging these data to drive negotiations with potential partners that can assist us in realizing the broader potential of CYT387. Beyond myelofibrosis, JAK inhibitors may ultimately prove valuable in the treatment of a wide range of blood disorders, cancers and inflammatory diseases, representing a valuable opportunity for this emerging class of drugs to our compound CYT387.

Our Company continues to maintain a strong balance sheet, with net cash of approximately $64 million as at December 31, 2011, providing us with the flexibility to explore a range of options for progressing with the development of CYT387. We also continue to support the advancement of nimotuzumab, our EGFR-targeting antibody, primarily by assisting our licensees with their own late-stage development programs. This is an exciting period for our Company and over the coming months I look forward to reporting our further progress to you. Thank you as always for your support.

Sincerely,

Dr. Nick Glover
President and CEO
YM BioSciences Inc.
Date: February 9, 2012

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months and six months ended December 31, 2011 compared to the three months and six months ended December 31, 2010

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read in conjunction with the accompanying unaudited condensed consolidated interim financial statements for the six months ended December 31, 2011 and condensed notes thereto.  This MD&A should also be read in conjunction with the MD&A and audited consolidated financial statements for the years ended June 30, 2011, 2010 and 2009 and notes thereto.

The condensed consolidated interim financial statements and comparative information have been prepared by management in accordance with International Financial Reporting Standard (“IFRS”), “First-time Adoption of IFRSs”, and with International Accounting Standard 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IAS”). Previously, the Company prepared its Interim and Annual Consolidated Financial Statements in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) up to June 30, 2011. Accordingly, the Company has prepared condensed consolidated interim financial statements which comply with IFRS applicable for periods beginning on or after July 1, 2011 as described in the accounting policies. In preparing the condensed consolidated interim financial statements, the opening consolidated statement of financial position was prepared as at July 1, 2010, the Company's date of transition to IFRS. Note 16 to the December 31, 2011 condensed consolidated interim financial statements and this MD&A under the heading “Transition to IFRS” explain the principal adjustments made by the Company in restating its Canadian GAAP consolidated statement of financial position as at July 1, 2010, and its previously published Canadian GAAP consolidated financial statements for the year ended June 30, 2011, to be in compliance with IFRS. All amounts presented are in Canadian dollars unless otherwise stated. In this report, “the Company”, “YM”, “we”, “us”, and “our” refer to YM BioSciences Inc. and its consolidated subsidiaries. This document is current in all material respects as of February 8, 2012.

FORWARD-LOOKING STATEMENTS

Statements contained in this MD&A that are not based on historical fact, including without limitation statements containing the words "believes," "may," “likely,” "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, without limitation, changing market conditions, our ability to obtain patent protection and protect our intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against us, the successful and timely completion of clinical studies, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, our ability to attract and retain business partners and key personnel, future levels of government funding, our ability to obtain the capital required for product development, operations and marketing and other risks detailed elsewhere herein.  These forward-looking statements are based on our beliefs and expectations on the date the statements are made, and subject to the requirements of applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this management’s discussion and analysis might not occur and you should not place undue reliance on forward-looking statements.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including:
•	our ability to obtain, on satisfactory terms or at all, the capital required for product development, operations and marketing;
•	general economic, business and market conditions;
•	our ability to successfully and timely complete clinical studies;
•	product development delays and other uncertainties related to new product development;

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

•	our ability to attract and retain business partners and key personnel;
•	the risk of our inability to profitably commercialize our products;
•	the extent of any future losses;
•	the risk of our inability to establish or manage manufacturing, development or marketing collaborations;
•	the risk of delay of, or failure to obtain, necessary regulatory approvals and, ultimately, product launches;
•	dependence on third parties for successful commercialization of our products;
•	inability to obtain quantities of development product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand;
•	the risk of the termination or conversion to non-exclusive licenses or our inability to enforce our rights under, our licenses;
•	our ability to obtain patent protection and protect our intellectual property rights;
•	commercialization limitations imposed by intellectual property rights owned or controlled by third parties;
•	uncertainty related to intellectual property liability rights and liability claims asserted against us;
•	the uncertainty of recovery of advances to subsidiaries;
•	the impact of competitive products and pricing;
•	future levels of government funding; and
•	other factors discussed under “Risk Factors”

OVERVIEW OF BUSINESS

YM BioSciences Inc. is a drug development company advancing three hematology and cancer-related products: CYT387, a small molecule, dual inhibitor of the JAK1/JAK2 kinases; nimotuzumab, an EGFR-targeting monoclonal antibody; and CYT997, a vascular disrupting agent (VDA). We use our expertise to manage and perform, within our means, what we believe are value-enhancing activities in the development process of a drug, which include, but are not limited to, the design and conduct of clinical trials, the development and execution of strategies for the protection and maintenance of intellectual property rights, interaction with drug regulatory authorities internationally, and the securing of partners to assist in the development and commercialization processes. We do not have research laboratories of our own, and have acquired or in-licensed our current products and do not directly engage in early-stage research, avoiding the earlier risk and investment of time and capital that is generally required before a compound is identified as appropriate for drug development.  We both conduct and out-source clinical trials and we out-source the manufacture of clinical materials to third parties.

We principally intend to co-develop and/or license the rights to manufacture or market our products in development to other pharmaceutical companies in exchange for license fees and royalty payments. We do not currently intend to manufacture or market products although we may, if the opportunity is available on terms that are considered attractive, participate in ownership of manufacturing facilities or retain marketing rights to specific products in certain market regions. We intend to continue to seek other in-licensing or acquisition opportunities in pursuing our business strategy.

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

SELECTED INTERIM FINANCIAL INFORMATION (as reported under IFRS)

	For the three months ended December 31,		For the six months ended December 31,
	2011	2010	2011	2010

Out-licensing revenue	$380,117	$251,417	$630,845	$593,773
Operating expenses:
Licensing and product development	$7,260,481	$5,246,698	$13,748,328	$10,938,754
General and administrative	$1,154,883	$2,742,199	$3,315,031	$4,954,611

Net finance income (costs)	$1,477,469	$(4,592,713)	$8,980,046	$(8,348,837)

Net loss for the period	$(6,557,778)	$(12,305,277)	$(7,452,468)	$(23,623,513)
Deficit, beginning of period	$(214,036,128)	$(183,592,468)	$(213,141,438)	$(172,274,231)
Deficit, end of period	$(220,593,906)	$(195,897,744)	$(220,593,906)	$(195,897,744)

Basic and diluted loss per common share	(0.06)	(0.14)	$(0.06)	$(0.29)

Total Assets	$73,677,190	$88,911,489	$73,677,190	$88,911,489

RESULTS OF OPERATIONS

Three months ended December 31, 2011 compared to December 31, 2010

Out-licensing Revenue
Revenue from out-licensing increased by $129 thousand for the three months ended December 31, 2011 compared to the three months ended December 31, 2010 and increased by $37 thousand for the six months ended December 31, 2011 compared to the six months ended December 31, 2010.  The increase was due to additional royalty revenues received from a YM licensee for nimotuzumab.

Finance Income and costs
Net finance income increased by $6.070 million for the three months ended December 31, 2011 compared to the three months ended December 31, 2010 and by $17.329 million for the six months ended December 31, 2011 compared to the six months ended December 31, 2010. This change is primarily attributed to a change in the fair value adjustment for US dollar warrants of $5.979 million for the three months and $14.752 million for the six months. Under IFRS, warrants denominated in a currency other than the Company’s functional currency must be classified as a financial liability and measured at fair value, with changes reflected in profit or loss. For the three months ended December 31, 2011 the revaluation of warrants resulted in a gain of $1.903 million compared to a loss of $4.076 million for the three months ended December 31, 2010 and a gain of $7.264 million for the six months ended December 31, 2011 compared to a loss of $7.488 million for the six months ended December 31, 2010.  Interest income increased by $72 thousand for the three months and $171 thousand for the six months compared to the previous year due to the increase in cash from several equity financings.  Foreign exchange loss decreased by $23 thousand from $604 thousand for the three months ended December 31, 2010 to a loss of $581 thousand for the three months ended December 31, 2011 and decreased by $2.417 million from a loss of $1.01 million for the six months ended December 31, 2010 to a gain of $1.407 million for the six months ended December 31, 2011.

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

Licensing and Product Development Expenses
Licensing and product development expenses for the three months ended December 31, 2011 increased by $2.014 million to $7.260 million and by $2.810 million to $13.748 million for the six months ended December 31, 2011 compared to the same periods last year.  In addition to the changes described under each product below, core expenses for licensing and product development increased by $295 thousand to $3.300 million, for the three months ended December 31, 2011 compared to $3.005 million for the three months ended December 31, 2010 and were up $215 thousand to $6.727 million for the six months ended December 31, 2011 compared to $6.512 million the six months ended December 31, 2010 due to increased spending in database services.

CYT387
Costs associated with development activities for CYT387 increased by $1.793 million to $3.254 million for the three months ended December 31, 2011compared to $1.461 million for the three months ended December 31, 2010 and by $3.355 million to $5.733 million for the six months ended December 31, 2011 compared to $2.378 million for the six months ended December 31, 2010. The increase in costs were primarily attributable to the expansion of the Phase I/II clinical trial in myelofibrosis, the start-up costs associated with the new BID (twice-daily dosing) study, pre-clinical development activities, and the manufacturing of drug for these programs.

Nimotuzumab
Costs associated with development activities for nimotuzumab decreased by $72 thousand to $389 thousand for the three months ended December 31, 2011, compared to $461 thousand for the three months ended December 31, 2010 and decreased by $902 thousand to $660 thousand for the six months ended December 31, 2011 compared to $1.562 million for the six months ended December 31, 2010.  The decrease was due mainly to lower costs for drug and the two Phase II clinical trials; both of these studies were closed to further enrollment at the end of May 2011.  The costs for 2010 have been reduced by the grant received of $246 thousand.

Other
Costs associated with development activities related to CYT997, other small molecules in the library were $318 thousand for the three months ended December 31, 2011 which is comparable to $320 thousand for the three months ended December 31, 2010 and $628 thousand for the six months ended December 31, 2011 compared to $487 thousand for the six months ended December 31, 2010. The increase was primarily attributable to an increase in preclinical activities related to the molecules.

General and Administrative Expenses
General and administrative expenses have decreased by $1.587 million to $1.155 million for the three months ended December 31, 2011, compared to the three months ended December 31, 2010 and decreased by $1.640 million to $3.315 million for the six months ended December 31, 2010 primarily because of severance and restructuring costs in 2010.

SUMMARY OF QUARTERLY RESULTS

	Out-Licensing Revenue	Net Loss	Basic and diluted loss per common Share

As reported under IFRS:
December 31, 2011	$380,117	$(6,557,778)	$(0.06)
September 30, 2011	$250,728	$(894,690)	$(0.01)
June 30, 2011	$221,977	$(8,898,698)	$(0.08)
March 31, 2011	$217,489	$(8,344,995)	$(0.08)
December 31, 2010	$251,417	$(12,305,277)	$(0.14)
September 30, 2010	$342,356	$(11,318,237)	$(0.14)

As reported under Canadian GAAP:
June 30, 2010	$494,854	$(8,624,160)	$(0.11)
March 31, 2010	$690,585	$(5,490,879)	$(0.09)

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

Licensing revenue results primarily from recognition, over time, of non-refundable up-front payments from out-licensing agreements plus milestone payments.  The Company’s policy is to recognize non-refundable up-front payments from out-licensing agreements over the estimated period of collaboration until the milestone associated with commercial approval of the first indication in the licensee’s territory has been satisfied and the relevant payment received.  There have been no new out-licensing agreements signed since fiscal 2007. Revenue has steadily decreased as all but one deferred revenue contract have been fully recognized.  Revenue for the three months ended December 31, 2011 increased because of royalties received from an out-licensing partner.

In the two quarters reported under Canadian GAAP, net loss increased. This is a result of decreasing out-licensing revenues and increasing licensing and product development expenditures which now include additional costs for CYT387, CYT997, and the small molecule drug library, acquired in January 2010.  In the six quarters reported under IFRS, net loss has been volatile. The volatility is caused by the requirement to adjust liabilities like USD warrants and stock appreciation rights to fair value at each measurement date, with changes being reflected in net loss for the quarter.  Despite the volatility in net loss, licensing and product development expenditures have generally increased over the five quarters for the same reasons described above.

TREND INFORMATION

Historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the pre-clinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

Other than as discussed above, the Company is not aware of any material trends related to the Company’s business of product development, patents and licensing.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has financed the evaluation, licensing, acquisition and further development of its products principally through equity issuances. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to out-license its products or to access the capital markets, both of which will depend substantially on results of product development programs.

The Company’s cash requirements will be affected by the extent of its clinical trials, the results of its regulatory submissions, the achievement of commercialization agreements, the costs associated with obtaining and protecting the patents for products in development, and its general operating expenses.

The consolidated financial statements have been prepared on a going-concern basis which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize on its assets and discharge its liabilities in the normal course of operations.  The Company’s ability to continue as a going concern has always been dependent on obtaining capital and, ultimately, the achievement of profitable operations.  There can be no assurance that the Company will be successful in increasing revenue or raising additional capital to generate sufficient cash to continue as a going concern.  The consolidated financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities and revenue and expenses and the balance sheet classifications used if the Company were unable to continue operations in accordance with this assumption.

On December 17 and 23, 2010, the Company completed a prospectus offering of  25,000,000 and 3,750,000 shares, respectively, for gross proceeds of US $46,000,000 (Cdn. $46,493,000), resulting in net cash proceeds of US $42,874,672 (Cdn. $43,334,523).

On April 23, 2010, the Company entered into a Sales Agreement under which it may, at its discretion, from time to time, sell up to a maximum of 7,750,000 of its common shares through an "at-the-market" equity offering program known as a Controlled Equity Offering.  As at the expiry of this agreement, October 16, 2011, 5,775,000 common shares had been sold under this agreement for net proceeds of $13.375 million.

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

On March 10, 2010, the Company completed a prospectus offering of 14,583,000 units for gross proceeds of US$17,499,600 (Cdn $17,895,081) and net proceeds after cash issuance costs of US $15,712,614 (Cdn $16,067,710). Each unit consisted of one common share and one-half common share purchase warrant. In connection with the financing, the Company issued 874,980 broker warrants having an aggregate fair value of US$171,496 (Cdn $175,371) estimated using the Black-Scholes option pricing model. Each whole common share purchase warrant and each broker warrant entitles the warrant holder to acquire one common share at an exercise price of US$1.60 per share at any time from September 10, 2010 to its expiry on March 10, 2015.

As a condition of the above offerings, the Company agreed to restrict the use of $70.128 million of the net proceeds raised to fund drug development activities not related to Cuban originated products or for general corporate purposes not related to the Cuban licensed products and technologies, except for those activities expressly consented to under the licenses granted by the Office of Foreign Assets Control (OFAC). As at December 31, 2011, the remaining restricted proceeds were approximately $33.076 million and unrestricted cash and short-term deposits totaled approximately $34.873 million.

As at December 31, 2011 the Company had cash and short-term deposits totalling $67.949 million and accounts payables and accrued liabilities totalling $3.707 million compared to $79.659 million and $4.371 million respectively, at June 30, 2011.  The Company’s short-term deposits are bankers’ acceptances issued by Canadian Schedule I banks, maturing in less than one year. These financial instruments have been classified as held-for-trading and all gains and losses are included in the loss for the period in which they arise.

Management believes that the cash and short-term deposits at December 31, 2011 are sufficient to support the Company’s activities for at least the next 18 months.

COMMITMENTS AND OFF-BALANCE SHEET ARRANGEMENTS

The Company fully consolidates a joint venture (CIMYM BioSciences Inc.) in which it is considered the primary beneficiary; and as such, the Company has recognized 100% of the cost of operations and cash flows of this entity.

In addition, the Company is party to certain licensing agreements that require the Company to pay a proportion of any fees that the Company may receive from sub licensees in the future.  As of December 31, 2011 no amounts were owing and the amount of future fees thereon, if any, is not determinable.

In February 2009, the Company entered into two contracts for CRO services relating to clinical trials for nimotuzumab.  The first pertains to a randomized, Phase II, double-blind trial in brain metastases from NSCLC at a cost of $1.161 million, of which approximately $624 thousand has been incurred as at December 31, 2011 and the remaining $537 thousand is yet to be incurred.  The second contract pertains to a randomized, Phase II, double-blind trial in NSCLC patients ineligible for radical chemotherapy and costs approximately $1.500 million, of which approximately $973 thousand has been incurred as at December 31, 2011 and the remaining $527 thousand is yet to be incurred.  The Company may cancel either contract with a 30-day notice and is obligated for services rendered by the CRO through the effective date of termination and for any close-out services furnished by the CRO after the termination of the agreement.

In addition to these above contracts, the Company has entered into many additional contracts for pre-clinical and other studies for CYT387, nimotuzumab, and CYT997, none of which individually exceeds $1 million, totaling approximately $7.988 million of which approximately $3.276 million has been incurred as at December 31, 2011 and the remaining $4.712 million has not yet been incurred. Any early termination penalties cannot exceed the amount of the contract commitment.

The Company plans to expend funds to continue the development of CYT387, nimotuzumab, and CYT997.  There are also ongoing activities directed at out-licensing commercial rights for CYT387, nimotuzumab, and CYT997, as well as in evaluating new products for potential to in-licensing.

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

RELATED PARTY TRANSACTIONS

The key management personnel of the Company are the Directors, the President and Chief Executive Officer, the Chief Medical Officer, and all the Vice-Presidents.

Compensation for key management personnel of the Company for the three and six months ended December 31 was as follows:

	2011	2010	2011	2010

Salaries, fees, bonus, and short-term benefits	$898,076	$1,603,170	$1,685,565	$2,863,141
Share-based compensation	284,361	345,203	793,044	976,945
Total key management personnel expenses	$1,182,437	1,948,373	$2,478,609	$3,840,086

Key management personnel participate in the stock option and executive officers participate in the Company’s health plan. Directors receive annual and meeting fees for their services. As at December 31, 2011, the key management personnel control less than 1% of the voting shares of the Company.

Occasionally, directors will provide assistance to management on a consulting basis to evaluate new opportunities or provide guidance for drug development activities. The fees incurred during the three and six months ended December 31, 2011 totaled $58,252 and $83,252 respectively (2010 - $7,671 and $23,085). The transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

RISKS AND UNCERTAINTIES

Prospective investors should give careful consideration to the risk factors contained under “Risk Factors” in the Form 40-F filed as the Annual Information Form dated September 22, 2011 in respect of the fiscal year ended June 30, 2011, as well as those discussed in Schedule A of this MD&A. These risk factors include:

i.	We have few revenues and a history of losses and, therefore, are unable to predict the extent of any future losses or when or if we will become profitable.

ii.	We deal with products that are in the early stages of development and, as a result, are unable to predict whether we will be able to profitably commercialize our products.

iii.	If our clinical testing of drug products do not produce successful results, we will not be able to commercialize our products.

iv.	We are subject to extensive government regulation that increases the cost and uncertainty associated with gaining final regulatory approval of our product candidates.

v.	Changes in government regulations, although beyond our control, could have an adverse effect on our business.

vi.
If our competitors develop and market products that are more effective than our existing product candidates or any products that we may develop, or obtain marketing approval before we do, our products may be rendered obsolete or uncompetitive.

vii.
We depend upon being able to identify promising molecules for licensing or acquisition and successfully completing the acquisitions or licensing on economic terms. There is no assurance that we can continue to identify and license molecules for development.

viii.	We rely upon licensors and others for research on new products.

ix.
We conduct our development internationally and are subject to laws and regulations of several countries which may affect our ability to access regulatory agencies and may affect the enforceability and value of our licenses.

x.	We depend heavily on our key personnel, and if cannot retain or attract key employees, the development and commercialization of our products will be adversely affected.

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

xi.	We are subject to privacy laws, violations of which could result in substantial liability and expenses to comply with such laws

xii.
We depend upon others for the manufacture, development and sale of our products. If we are unable to establish or manage collaborations in the future, there could be a delay in the manufacture, development and sale of our products.

xiii.
We expect to enter into out-licensing agreements with others with respect to the manufacturing and marketing of our drug products. We may retain co-development and marketing rights if management determines it appropriate to do so.

xiv.
We lack experience in commercial manufacturing of our products and may encounter problems or delays in making arrangements for products to be commercially manufactured, which could result in delayed development, regulatory approval and marketing.

xv.	Our success depends upon our ability to protect our intellectual property and our proprietary technology.

xvi.	Our potential involvement in intellectual property litigation could negatively affect our business.

xvii.	We depend upon licenses from third parties and the maintenance of licenses is necessary for our success.

xviii.
We also conduct our in-licensing internationally and we currently own or license products and technologies from sources in Canada, Australia and Cuba. We have previously licensed, and intend to and may license, products from sources in other jurisdictions.

xix.	Loss or destruction of our data may adversely affect our business.

xx.	Product liability claims are an inherent risk of our business, and if our clinical trial and product liability insurance prove inadequate, product liability claims may harm our business.

xxi.	We are susceptible to general economic conditions.

xxii.
Although all of the funds advanced to our joint venture subsidiaries have been expensed, we are only entitled to recover those expenditures when the joint venture’s net income exceeds the amount of cumulative advances.

xxiii.
We expect to be a “passive foreign investment company” for the current taxable year, which would likely result in materially adverse U.S. federal income tax consequences for investors who are U.S. persons.

xxiv.
We may not be able to obtain necessary funding from sales, license fees, milestones or royalties and, as a result, may need to try to obtain capital through the public market or private financing which may not be available on acceptable terms, or at all.

xxv.	Our operating results and stock price may fluctuate significantly.

xxvi.	There is no assurance that an active trading market in our common shares will be sustained.

xxvii.	Our share price is volatile.

xxviii.	We have not paid dividends.

xxix.	Our outstanding common shares could be subject to dilution.

xxx.	It may be difficult for non-Canadian investors to obtain and enforce judgments against us because of our Canadian incorporation and presence.

xxxi.	If there are substantial sales of our common shares, the market price of our common shares could decline.

xxxii.	We have adopted a shareholder rights plan, which could make it more difficult for a third party to acquire us, thus potentially depriving our shareholders of a control premium.

xxxiii.	We are governed by the corporate laws in Nova Scotia, Canada which in some cases have a different effect on shareholders than the corporate laws in Delaware, U.S.

OUTLOOK

YM has three products in development: our small molecule JAK1/JAK2 inhibitor, CYT387; the EGFR-targeting monoclonal antibody, nimotuzumab; and a vascular disrupting agent, CYT997. Our current focus is on advancing CYT387. In addition, YM’s portfolio contains a library of novel small molecules, several of which YM has identified as having development potential.

CYT387

CYT387 is an orally-administered selective inhibitor of the JAK1 and JAK2 kinases, which have been implicated in a number of disorders including myeloproliferative neoplasms (MPNs), inflammatory diseases and certain cancers. YM is initially developing CYT387 for the treatment of patients with myelofibrosis, a chronic, debilitating and potentially fatal disease of blood production, in which a patient’s bone marrow is replaced by scar tissue often rendering the patient anemic and suffering from significant symptoms.

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

A first-in-man Phase I/II clinical trial evaluating CYT387 in myelofibrosis was initiated at Mayo Clinic in November 2009 and subsequently has been expanded to include centers in the US, Canada and Australia. In September 2011, enrollment was completed in the trial with 166 patients recruited. Interim data for the first 60 patients who were enrolled in the study were reported in an oral presentation delivered at the Annual Meeting of the American Society of Hematology (ASH) in December 2010 and updated interim data for these 60 patients were reported in an oral poster session at the Annual Meeting of the American Society of Clinical Oncology (ASCO) in June 2011. These interim data demonstrated that CYT387 was generally safe, well tolerated and was able to reduce spleen size and improve constitutional symptoms in patients with a degree of efficacy comparable to other JAK-targeting molecules in late-stage development. These early data also indicated that, unlike other JAK-targeting molecules, CYT387 was able to improve anemia in more than half of the patients who were transfusion dependent, an effect that significantly differentiates CYT387 from other drugs in its class.

In December 2011, interim results for all 166 patients enrolled in the trial were reported in a poster session at the 53rd Annual ASH Meeting. In this multicenter setting, CYT387 continued to demonstrate an  ability to render and maintain anemic patients with myelofibrosis transfusion independent for clinically-relevant periods of time, while also producing significant and durable improvements in their splenomegaly and constitutional symptoms. In addition, MRI results obtained from a subset of subjects confirmed the meaningful improvements in splenomegaly as measured by palpation. Moreover, CYT387 was safe and well tolerated, with daily dosing up to and exceeding two years.

Based on these positive interim data, YM is developing a clinical strategy to support market registration for CYT387, with pivotal trials targeted to begin around calendar mid-2012. Of the three doses evaluated to date, 300 mg/day appears to be a safe and effective regimen that likely will be selected to undergo further clinical development. In addition to the doses tested to date, given the favorable safety profile of CYT387 observed to date, the safety and efficacy of CYT387 is being further explored under a protocol in which the drug is administered twice daily at higher doses than those evaluated in the ongoing Phase I/II study. This complementary Phase II clinical trial, initiated during calendar Q3 2011, involves six sites in North America and will enroll approximately 60 patients. In aggregate, these two trials are expected to enroll more than 200 patients and will provide a significant volume of patient safety and efficacy data.

Leveraging the data reported to date, YM is also advancing Business Development activities for CYT387, exploring potential opportunities to further develop and/or commercialize CYT387 through partnerships with other companies. Alternatively, YM may decide to advance CYT387 further on its own. The Company is also in the process of determining which additional clinical indications that it will evaluate CYT387’s effectiveness in.

Nimotuzumab

Nimotuzumab is licensed to YM’s majority-owned joint venture, CIMYM BioSciences Inc., an Ontario corporation, for Western and Eastern Europe, North America, and Japan, as well as Australia, New Zealand, Israel and certain Asian and African countries. The drug is currently being evaluated in several Phase II and III trials by various licensees of the drug.

Daiichi Sankyo Co., Ltd., CIMYM’s licensee for nimotuzumab in Japan, is reportedly evaluating the drug in a Phase II gastric cancer together with Kuhnil Pharma Co. Ltd., CIMYM’s licensee in South Korea, and in a Phase II non-small cell lung cancer (NSCLC) program. Oncoscience AG (OSAG), CIMYM’s licensee for Europe, is reportedly evaluating nimotuzumab in Phase III glioma and pancreatic cancer programs. Innogene Kalbiotech PTE Ltd. (IGK), a CIMYM licensee, is reportedly evaluating nimotuzumab in Phase II and III head and neck cancer programs and a Phase II cervical cancer program. In addition to these programs, results from a Phase II, second-line, single-arm study in children with progressive diffuse intrinsic pontine glioma conducted at multiple sites in the US, Canada, and Israel were reported in October 2011.

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

CYT997

YM’s vascular disrupting agent CYT997 is also in development and has the potential of being developed in IV and oral dose formulations. Preliminary data from YM’s current Phase I/II trial of CYT997 given IV in combination with platinum chemotherapy in glioma patients are expected in calendar Q2 2012. Enrollment into this study was closed in calendar Q1 2011. YM continues to evaluate the development of an oral formulation, which will involve further preclinical testing and manufacturing development.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses during the reporting period.   The estimates and assumptions reflect the facts and circumstances available at that time, historical experience, the general economic conditions and trends, and Company’s assessments of probable future outcomes of these matters. Actual results could differ from those estimated.  Estimates and assumptions are reviewed regularly. Revisions are recognized in the period in which the estimates and assumptions are revised and in any future periods affected

The Company’s significant accounting policies and estimates can be found in Note 3 of the Company’s unaudited condensed consolidated financial statements. The following is a summary of the Company’s most critical accounting estimates.

Share-based payments
The Company uses the Black-Scholes option-pricing model to value warrants and stock options. The use of this pricing model requires management to make assumptions regarding the expected life of the options and warrants, estimated forfeitures, the price volatility of the Company’s stock over a relevant timeframe, the determination of a relevant risk-free interest rate and an assumption regarding the Company’s dividend policy in the future.

Intangible assets
Intangible assets that are acquired separately and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is recognized in profit or loss as incurred. Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date they are available for use in the manner intended by management. The period that the technology acquired in the January 2010 Cytopia acquisition is available for use is estimated at three years which reflects management's intent about partnering the assets.

Revenue recognition
Revenue will be recognised when the Company has transferred to the buyer the significant risks and rewards of ownership of the goods; the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; the amount of revenue can be measured reliably; it is probable that the economic benefits associated with the transaction will flow to the Company; and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Contingent revenue attributable to the achievement of regulatory or developmental milestones is recognized only on the achievement of the applicable milestone and when collectability is probable.

Non-refundable, up-front fees for access to the Company's proprietary technology in connection with certain research and development collaborations are deferred and recognized as revenue on a systematic basis over the estimated term of the related collaboration required until the milestone associated with commercial approval of the first indication in the licensee's territory has been satisfied and the milestone payment received, or until it is determined that no further collaboration is required.  The estimated term is based on a drug development plan as discussed with licensees.

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

The Company has license agreements that specify that certain royalties are earned by the Company on sales of licensed products in the licensed territories.  Licensees report sales and royalty information in the 90 days after the end of the quarter in which the activity takes place and typically do not provide the Company with forward estimates or current-quarter information.  Because the Company is not able to reasonably estimate the amount of royalties earned during the period in which these licensees actually ship products, royalty revenue is not recognized until the royalties are reported to the Company and the collection of these royalties is probable.

STANDARDS ISSUED BUT NOT YET EFFECTIVE

Standards issued but not yet effective up to the date of issuance of the Company's consolidated financial statements are listed below. This listing is of standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt these standards when they become effective. The following pronouncements are being assessed to determine their impact on the Company's results and financial position:

 IFRS 9, Financial Instruments: Classification and Measurement
IFRS 9 reflects the first phase of the International Accounting Standards Board's ("IASB") work on the replacement of IAS 39, Financial Instruments: Recognition and Measurement, and deals with the classification and measurement of financial assets and financial liabilities. This standard establishes two primary measurement categories for financial assets, amortized cost and fair value, and eliminates the existing categories of held-to-maturity, available-for-sale, and loans and receivables. The new classification will depend on the entity's business model and the contractual cash flow characteristics of the financial asset. The standard is effective for annual periods beginning on or after January 1, 2013.

IFRS 10, Consolidated Financial Statements
The amendment establishes a single control model that applies to all entities. These changes will require management to exercise significant judgement to determine which entities are controlled, and, therefore, are required to be consolidated by a parent, compared with the former requirements. The amendment becomes effective for annual periods beginning on or after January 1, 2013.

IFRS 11, Joint Arrangements
The amendment replaces IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entity - Non-monetary Contributions by Venturers, and addresses only two forms of joint arrangements (joint operations and joint ventures) where there is joint control and removes the option to account for faintly controlled entities using proportionate consolidation. The amendment becomes effective for annual periods beginning on or after January 1, 2013.

 IFRS 13, Fair Value Measurement
In May 2011, the IASB published IFRS 13, Fair Value Measurement, which is effective prospectively for annual periods beginning on or after January 1, 2013. IFRS 13 replaces the fair value measurement guidance contained in individual IFRS with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e., an exit price. The standard also establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on profit or loss or other comprehensive income. IFRS 13 explains "how" to measure fair value when it is required or permitted by other IFRS.

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

CHANGES IN ACCOUNTING POLICIES

Transition to IFRS
In February 2008, the Accounting Standards Board of Canada announced that the accounting framework under which the financial statements are prepared for all publicly accountable companies will be replaced by IFRS for fiscal years beginning on or after January 1, 2011.

The condensed consolidated interim financial statements for the three and six months ended December 31, 2011 provide the following reconciliations from Canadian GAAP to IFRS for the consolidated:
•	statement of financial position, including equity as at July 1, 2010;
•	statement of financial position, including equity as at December 31, 2010;
•	statement of financial position, including equity as at June 30, 2011;
•	statement of comprehensive income for the three months ended December 31, 2010;
•	statement of comprehensive income for the six months ended December 31, 2010; and the
•	statement of net loss and comprehensive loss for the year ended June 30, 2011.

Elected exemptions from full retrospective application
IFRS 1, First-time Adoption of International Financial Reporting Standards requires first-time adopters to retrospectively apply all effective IFRS as of the reporting date. However, it also provides for certain optional exemptions and certain mandatory exceptions for first time IFRS adopters. In preparing these condensed consolidated interim financial statements in accordance with IFRS 1, the Company has applied the mandatory exceptions of IFRS. The Company has also applied the following optional exemptions from full retrospective application of IFRS to its opening statement of financial position as at July 1, 2010:

Share-based payment transactions
The Company may elect not to apply IFRS 2, Share-based Payments, to equity instruments which vested before the Company’s date of transition to IFRS. The Company elected to avail itself of the exemption provided under IFRS 1 and only applied IFRS 2 to equity instruments granted after November 7, 2002 that had not vested by its transition date.

Business Combinations
The Company has applied the business combination exemption in IFRS 1 to not apply IFRS 3, Business Combinations retrospectively to past business combinations. Accordingly, the Company has not restated business combinations that took place prior to the transition date.

Consolidated and Separate Financial Statements
In accordance with IFRS 1, if a company elects to apply IFRS 3, Business Combinations prospectively, IAS 27, Consolidated and Separate Financial Statements must also be applied prospectively. As the Company elected to apply IFRS 3 prospectively, the Company has also elected to apply IAS 27 prospectively.

Significant differences between Canadian GAAP and IFRS
In preparing its opening IFRS statement of financial position, the Corporation has adjusted amounts reported previously in the consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). An explanation of how the transition from Canadian GAAP to IFRS has affected the Corporation’s financial position and financial performance is set in note 16 of the condensed consolidated interim financial statements as at and for the three month ended December 31, 2011. The transition from Canadian GAAP to IFRS has not had a material impact on the statement of cash flows. The reconciling items between Canadian GAAP and IFRS presentation have no net effect on the cash flows generated.

Warrants
Under Canadian GAAP, the Company recognized its outstanding shareholder and broker warrants as part of shareholder’s equity; however, under IFRS, warrants denominated in a different currency than the Company’s functional currency must be classified as a financial liability and measured at fair value, with changes reflected in profit or loss upon initial recognition and subsequent measurement. The impact of this difference on the opening statement of financial position as at July 1, 2010 was an increase in deficit of $4.885 million, a decrease of $1.473 million to share purchase warrants under shareholder’s equity, and an increase of $6.358 million in liabilities.

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

Stock Options
Both Canadian GAAP and IFRS require the fair value of stock options granted to be expensed over the vesting period.  YM stock options generally vest one third immediately and one third on each of the first and second anniversaries.  Under Canadian GAAP, the Company treated each option grant as one contract, and expensed one third of the compensation cost immediately and the remaining compensation cost on a straight-line basis over 24 months.  Under IFRS, the Company is required to treat each tranche with a different vesting date as a separate contract and therefore expenses one third of the compensation cost immediately, one third equally over12 months, and one third equally over 24 months.   The impact on the opening statement of financial position as at July 1, 2010 was an increase in deficit of $144 thousand with a corresponding increase in contributed surplus.

Share Appreciation Rights (SARs)
Under Canadian GAAP, the Company used the intrinsic value method to measure the value of SARs. IFRS requires that the SARs be valued using the fair value method.  Thus, under IFRS the Company uses the Black Scholes model to determine the fair value upon initial recognition and subsequent measurement, with changes reflected in loss for the at the balance sheet date taking any difference into income.  The SARs bonus plan was started in September 2010 so there was no impact to the opening statement of financial position as at July 1, 2010.

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer and the Chief Financial Officer, after evaluating the effectiveness of the Company’s "disclosure controls and procedures" (as defined in National Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings) as of June 30, 2011 (the "Evaluation Date") have concluded that as of the Evaluation Date, our disclosure controls were effective to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those rules, and that material information relating to our Company and any consolidated subsidiaries is made known to management, including the chief executive officer and chief financial officer, particularly during the period when our periodic reports are being prepared to allow timely decisions regarding required disclosure.

In connection with the evaluation referred to in the foregoing paragraph, we have identified no change in our disclosure controls and procedures that occurred during the six months ended December 31, 2011 that has materially affected, or is reasonably likely to materially affect, our disclosure controls over financial reporting.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management assessed the design and effectiveness of internal controls over financial reporting as at June 30, 2011, and based on that assessment determined that internal controls over financial reporting were designed and operating effectively to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. No changes were made to the design of the Company’s internal controls over financial reporting during the six months ended December 31, 2011 that has materially affected, or is reasonably likely to materially affect, the design of our internal controls over financial reporting.

INHERENT LIMITATIONS ON EFFECTIVENESS OF CONTROLS

The Company’s management, including the chief executive officer and chief financial officer, do not expect that our disclosure controls or our internal controls over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Internal control over financial reporting can also be circumvented by collusion or improper management override. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

OTHER MD&A REQUIREMENTS

As at December 31, 2011:
	Amount	Number
Share Capital	$264,586,651	116,711,448

	Fair Value	Number
Warrants	$7,212,460	7,366,418

Note 1:  If all warrants were to be exercised, 7,366,418 shares would be issued for total proceeds of $11,786,269 USD.

Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

Condensed Consolidated Interim Financial Statements
(Expressed in Canadian dollars)

YM BIOSCIENCES INC.

Three months and six months ended
December 31, 2011 and 2010
(Unaudited)

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

YM BIOSCIENCES INC.
Condensed Consolidated Interim Statements of Financial Position
(Expressed in Canadian dollars, unless otherwise noted)
(Unaudited)

			December 31,	June 30,	July 1,
	Note		2011	2011	2010

Assets

Current assets:
Cash and cash equivalents	4		$21,538,285	$32,046,630	$19,460,141
Short-term deposits	4		46,410,762	47,611,922	26,184,991
Accounts receivable			284,435	205,900	161,184
Prepaid expenses			491,612	731,676	237,962
Total current assets			68,725,094	80,596,128	46,044,278

Non-current assets:
Property and equipment	5		68,406	91,320	84,775
Intangible assets	6		4,883,690	7,137,698	11,645,714
Total non-current assets			4,952,096	7,229,018	11,730,489

Total assets			$73,677,190	$87,825,146	$57,774,767

Liabilities and Equity

Current liabilities:
Accounts payable			$1,537,001	$1,718,893	$699,277
Accrued liabilities			2,170,038	2,652,511	2,085,824
Share purchase warrants	7	(e)	7,212,460	14,476,681	6,358,480
Deferred revenue	8		594,072	594,072	1,523,916
Total current liabilities			11,513,571	19,442,157	10,667,497

Non-current liabilities:
Deferred revenue	8		1,534,686	1,831,722	1,650,909
Total non-current liabilities			1,534,686	1,831,722	1,650,909

Equity:
Share capital	7	(a)	264,586,651	264,548,643	203,498,239
Contributed surplus			16,636,188	15,144,062	14,232,353
Deficit			(220,593,906)	(213,141,438)	(172,274,231)
Total equity			60,628,933	66,551,267	45,456,361

Total liabilities and equity			$73,677,190	$87,825,146	$57,774,767

See accompanying notes to unaudited condensed consolidated interim financial statements.

Approved by the Board and authorized for issue on February 8, 2012:

Director
Tryon Williams

Director
David G.P. Allan

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

YM BIOSCIENCES INC.
Condensed Consolidated Interim Statements of Comprehensive Income
(Expressed in Canadian dollars, unless otherwise noted)
(Unaudited)

			Three months ended		Six months ended
			December 31,		December 31,
	Note		2011	2010	2011	2010

Revenue:
Out-licensing			$380,117	$251,417	$630,845	$593,773

Expenses:
Licensing and product development	10		7,260,481	5,246,698	13,748,328	10,938,754
General and administrative	11		1,154,883	2,742,199	3,315,031	4,954,611
			8,415,364	7,988,897	17,063,359	15,893,365

Loss before the undernoted			(8,035,247)	(7,737,480)	(16,432,514)	(15,299,592)

Finance income	12		2,058,174	86,892	8,980,046	149,498
Finance costs	12		(580,705)	(4,679,605)	-	(8,498,335)
Other income			-	24,916	-	24,916

Net loss for the period and comprehensive loss			$(6,557,778)	$(12,305,277)	$(7,452,468)	$(23,623,513)

Basic and diluted loss per common share	7	(b)	$(0.06)	$(0.14)	$(0.06)	$(0.29)

See accompanying notes to unaudited condensed consolidated interim financial statements.

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

YM BIOSCIENCES INC.
Condensed Consolidated Interim Statements of Changes in Equity
(Expressed in Canadian dollars, unless otherwise noted)
(Unaudited)

	Share capital		Contributed
	Number	Amount	surplus	Deficit	Total

Balance, July 1, 2010	80,359,623	$203,498,239	$14,232,353	$(172,274,231)	$45,456,361

Net loss for the period	-	-	-	(23,623,513)	(23,623,513)

Transactions with owners of the
Company, recognized directly in equity:
Share-based compensation	-	-	1,044,198	-	1,044,198
Shares issued on exercise of options	319,309	425,589	(171,780)	-	253,809
Shares issued on exercise of warrants	527,343	1,599,312	-	-	1,599,312
Shares issued pursuant to prospectus offering	28,750,000	43,334,523	-	-	43,334,523
Total transactions with owners of the Company	29,596,652	45,359,424	872,418	-	46,231,842

Balance, December 31, 2010	109,956,275	$248,857,663	$15,104,771	$(195,897,744)	$68,064,690

	Share capital		Contributed
	Number	Amount	surplus	Deficit	Total
	(note 7)

Balance, June 30, 2011	116,681,948	$264,548,643	$15,144,062	$(213,141,438)	$66,551,267

Net loss for the period	-	-	-	(7,452,468)	(7,452,468)

Transactions with owners of the
Company, recognized directly in equity:
Share-based compensation	-	-	1,507,684	-	1,507,684
Shares issued on exercise of options	29,500	38,008	(15,558)	-	22,450
Total transactions with owners of the Company	29,500	38,008	1,492,126	-	1,530,134

Balance, December 31, 2011	116,711,448	$264,586,651	$16,636,188	$(220,593,906)	$60,628,933

See accompanying notes to unaudited condensed consolidated interim financial statements.

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

YM BIOSCIENCES INC.
Condensed Consolidated Interim Statements of Cash Flows
(Expressed in Canadian dollars, unless otherwise noted)
(Unaudited)

			Three months ended		Six months ended
			December 31,		December 31,
	Note		2011	2010	2011	2010

Cash provided by (used in):

Operating activities:
Net loss for the period			$(6,557,778)	$(12,305,277)	$(7,452,468)	$(23,623,513)
Items not involving cash:
Depreciation of property and equipment	5		16,550	19,789	33,134	39,147
Amortization of intangible assets	6		1,127,004	1,127,004	2,254,008	2,254,008
Interest earned			(154,692)	(82,740)	(309,168)	(138,375)
Unrealized (gain) loss on cash and cash equivalents			576,919	601,654	(1,406,658)	1,010,362
Gain on disposal of property and equipment			-	-	-	(10,744)
Share-based compensation	7	(f)	442,030	408,145	1,507,684	1,044,198
Change in fair value of share purchase warrants	7	(e)	(1,903,482)	4,076,077	(7,264,221)	7,487,973
Changes in non-cash working capital balances:
Short-term deposits			(139,972)	(66,524)	(305,277)	(106,367)
Accounts receivable			(17,069)	(37,156)	(78,535)	(41,979)
Prepaid expenses			64,352	(370,250)	240,064	(256,716)
Accounts payable			(319,915)	718,772	(181,892)	712,684
Accrued liabilities			(393,750)	631,723	(482,473)	1,528,885
Deferred revenue	8		(148,518)	(148,518)	(297,036)	(451,995)
Net cash used in operating activities			(7,408,321)	(5,427,301)	(13,742,838)	(10,552,432)

Investing activities:
Proceeds from sale of short-term deposits			33,988,017	20,202,541	35,806,437	48,854,217
Purchase of short-term deposits			(33,500,000)	(48,514,540)	(34,300,000)	(76,014,540)
Interest earned			154,692	82,740	309,168	138,375
Additions to property and equipment			(5,920)	-	(10,220)	(52,694)
Net cash provided by (used in) investing activities			636,789	(28,229,259)	1,805,385	(27,074,642)

Financing activities:
Issuance of common shares on exercise of options			-	238,809	22,450	253,809
Issue of common shares on exercise warrants			-	850,159	-	850,159
Net proceeds from issuance of shares			-	43,334,523	-	43,334,523
Net cash provided by financing activities			-	44,423,491	22,450	44,438,491

Impact of foreign exchange rates on cash			(576,919)	(601,654)	1,406,658	(1,010,362)

Increase (decrease) in cash and cash equivalents			(7,348,451)	10,165,277	(10,508,345)	5,801,055

Cash and cash equivalents, beginning of period			28,886,736	15,095,919	32,046,630	19,460,141

Cash and cash equivalents, end of period			$21,538,285	$25,261,196	$21,538,285	$25,261,196

See accompanying notes to unaudited condensed consolidated interim financial statements.

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

YM BIOSCIENCES INC.
Notes to Condensed Consolidated Interim Financial Statements
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2011 and 2010
(Unaudited)

1.	Corporate information:

YM BioSciences Inc. (the "Company" or "YM") was incorporated on August 17, 1994 under the laws of the Province of Ontario and was continued under the laws of the Province of Nova Scotia on December 11, 2001.  The Company's shares are publicly traded on the Toronto Stock Exchange and the NYSE Amex.  The Company's registered office is at 5045 Orbitor Drive, Building 11, Suite 400, Mississauga, Ontario, L4W 4Y4.

YM has entered into licensing agreements with certain biotechnology, pharmaceutical and medical institutes or has acquired technology originated in such institutes.  The acquisitions of licenses and products provide exclusive rights for certain territories for certain products or families of products developed and rights of first refusal on additional territories, additional products or extensions to existing products.  The Company is a drug development company advancing three clinical-stage hematology and cancer-related products.

2.	Basis of presentation:

(a)	Statement of compliance:

For all periods up to and including the year ended June 30, 2011, the Company presented its condensed consolidated interim financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").  These condensed consolidated interim financial statements for the three-month and six-month periods ended December 31, 2011 have been prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting, and do not include all of the information required for full annual financial statements.

These are the Company's second International Financial Reporting Standards ("IFRS") condensed consolidated interim financial statements for part of the period covered by the first IFRS annual financial statements and IFRS 1, First-time Adoption of International Financial Reporting Standards ("IFRS 1") has been applied.  An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in note 16.

The notes presented in these condensed consolidated interim financial statements include only significant events and transactions that have occurred since the last fiscal year end and are not fully inclusive of all matters required to be disclosed in the annual financial statements.

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

YM BIOSCIENCES INC.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2011 and 2010
(Unaudited)

2.	Basis of presentation (continued):

The policies applied in these condensed consolidated interim financial statements are based on IFRS issued and in effect as of February 8, 2012, the date the Board of Directors approved the condensed consolidated interim financial statements.  Any subsequent changes to IFRS or their interpretation that are given effect in the Company's annual  financial statements for the year ended June 30, 2012 could result in restatement of these condensed consolidated interim financial statements, including the transition adjustments recognized on changeover to IFRS.

(b)	Basis of measurement and going concern:

These condensed consolidated interim financial statements have been prepared on the historical cost basis, except for held-for-trading financial assets which are measured at fair value and liabilities for cash-settled share-based payment arrangements which are measured at fair value.

These condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations.  Management has assessed the Company's ability to continue as a going concern.  Since inception, the Company has concentrated on product licensing and development.  It has had no net earnings, minimal revenue, negative operating cash flows and has financed its activities primarily through the issuance of shares and warrants.  The Company's ability to continue as a going concern is dependent on obtaining additional investment capital and the achievement of profitable operations.  There can be no assurance that the Company will be successful in increasing revenue or raising additional investment capital to generate sufficient cash flows to continue as a going concern.  These condensed consolidated interim financial statements do not reflect the adjustments that might be necessary to the carrying amounts of reported assets, liabilities, revenue and expenses and the statements of financial position classifications used if the Company were unable to continue operations in accordance with this assumption.

Taking into consideration the cash, cash equivalents and short-term deposits, management has projected that the Company has sufficient cash resources to fund its operations beyond the next 18 months.

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

YM BIOSCIENCES INC.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2011 and 2010
(Unaudited)

2.	Basis of presentation (continued):

(c)	Functional and presentation currency:

Items included in the financial statements of each consolidated entity are measured using the currency of the primary economic environment in which the entity operates (the "functional currency").

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the functional currency of the parent company and its subsidiaries.

(d)	Use of estimates and judgements:

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses.

Information about critical judgements in applying accounting policies and assumption and estimation uncertainties that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements includes the assumptions and model used to estimate share-based compensation and the valuation of warrants and share appreciation rights (note 7); the measurement, period of use and potential impairment of intangible assets (note 6); and the timing of recognition of revenue (note 8).

Reported amounts and note disclosure reflect the overall economic conditions that are most likely to occur and anticipated measures management intends to take.  Actual results could differ from those estimates.

The above estimates and assumptions are reviewed regularly.  Revisions are recognized in the period in which the estimates are revised and in any future periods affected.

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

YM BIOSCIENCES INC.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2011 and 2010
(Unaudited)

3.	Significant accounting policies:

The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements and in preparing the opening IFRS statement of financial position at July 1, 2010, the date of transition to IFRS, unless otherwise indicated.

(a)	Basis of consolidation:

(i)	Business combinations:

As part of its transition to IFRS, the Company elected to not restate any business combinations that occurred prior to July 1, 2010.

(ii)	Subsidiaries:

Subsidiaries are entities controlled by the Company.  The financial statements of subsidiaries are included in the condensed consolidated interim financial statements from the date that control commences until the date that control ceases.  The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies.  All intercompany transactions and balances have been eliminated upon consolidation.

(iii)	Joint venture:

The Company proportionately consolidated its joint venture and has made provisions for any advances to the joint venture that was not eliminated on consolidation, such that the Company has recorded 100% of the results of operations and cash flows of this entity since its inception.

(b)	Foreign currency:

Transactions in foreign currencies are translated into the functional currency of the Company at the prevailing exchange rates at the dates of the transactions.  Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date.  Foreign currency differences arising on retranslation are recognized in profit or loss.

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

YM BIOSCIENCES INC.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2011 and 2010
(Unaudited)

3.	Significant accounting policies (continued):

(c)	Revenue recognition:

Revenue will be recognized when the Company has transferred to the buyer the significant risks and rewards of ownership of the goods; the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; the amount of revenue can be measured reliably; it is probable that the economic benefits associated with the transaction will flow to the Company; and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Contingent revenue attributable to the achievement of regulatory or developmental milestones is recognized only on the achievement of the applicable milestone and when collectability is probable.

Non-refundable, up-front fees for access to the Company's proprietary technology in connection with certain research and development collaborations are deferred and recognized as revenue on a systematic basis over the estimated term of the related collaboration required until the milestone associated with commercial approval of the first indication in the licensee's territory has been satisfied and the milestone payment received, or until it is determined that no further collaboration is required.  The estimated term is based on a drug development plan, as discussed with licensees.

The Company has license agreements that specify that certain royalties are earned by the Company on sales of licensed products in the licensed territories.  Licensees report sales and royalty information in the 90 days after the end of the quarter in which the activity takes place and typically do not provide the Company with forward estimates or current-quarter information.  Because the Company is not able to reasonably estimate the amount of royalties earned during the period in which these licensees actually ship products, royalty revenue is not recognized until the royalties are reported to the Company and the collection of these royalties is probable.

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

YM BIOSCIENCES INC.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2011 and 2010
(Unaudited)

3.	Significant accounting policies (continued):

(d)	Financial instruments:

(i)	Financial assets:

Under IFRS, financial assets are classified into one of the following four categories:

•	Financial assets at fair value through profit or loss;

•	Loans and receivables;

•	Held-to-maturity investments; and

•	Available-for-sale financial assets.

A financial asset is derecognized when the rights to receive cash flows from the asset have expired or when the Company has transferred its rights to receive cash flows from the asset.

Financial assets at fair value through profit or loss include assets designated as such upon initial recognition and assets that are held for trading.  Such assets are measured at fair value and changes in value are recognized in profit or loss.  Attributable transaction costs are recognized in profit or loss as incurred.  The Company has classified cash and cash equivalents and short-term deposits as held-for-trading assets, as financial assets at fair value through profit or loss:

Cash and cash equivalents are recorded at fair value.  Cash equivalents consist of highly liquid bankers' acceptances issued by Canadian Schedule I banks, with terms extending up to 90 days from the date of acquisition.  Cash is on deposit with Canadian Schedule I banks.

Short-term deposits are recorded at fair value and consist mainly of highly liquid bankers' acceptances issued by Canadian Schedule I banks with terms extending beyond 90 days from the date of acquisition but less than one year.

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

YM BIOSCIENCES INC.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2011 and 2010
(Unaudited)

3.	Significant accounting policies (continued):

Loans  and  receivables  are  non-derivative  financial  assets  with  fixed  or  determinable payments that are not quoted in an active market.  Loans and receivables are initially recognized at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest rate method less any impairment losses.  The Company has classified its accounts receivable as loans and receivables.

The Company does not have any held-to-maturity investments or available-for-sale financial assets.

(ii)	Financial liabilities:

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as liabilities at fair value through profit or loss.  The Company's share purchase warrants that have a strike price in a currency other than the Company's functional currency have been classified as a financial liability at fair value, with changes in value reflected in profit or loss upon initial recognition and subsequent measurement.

Other financial liabilities are recognized initially at fair value plus any directly attributable transaction costs and, subsequently, at amortized cost using the effective interest method. The Company has classified its accounts payable and accrued liabilities as other financial liabilities.

A financial liability is derecognized when its contractual obligations are discharged, cancelled or expire.

(iii)	Equity:

Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares are recognized as a deduction from equity, net of any income tax effects.

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

YM BIOSCIENCES INC.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2011 and 2010
(Unaudited)

3.	Significant accounting policies (continued):

(e)	Property and equipment:

(i)	Recognition and measurement:

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.  Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment, and are recognized in profit or loss.

(ii)	Subsequent costs:

The cost of replacing a part of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably.  The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

(iii)	Depreciation:

The estimated useful lives and the methods of depreciation for the current and comparative periods are as follows:

Asset	Basis	Rate

Computer and other equipment	Straight line	Over 3 years
Furniture	Straight line	Over 5 years
Leasehold improvements	Straight line	Over lease term

Estimates for depreciation methods, useful lives and residual values are reviewed at each reporting period end and adjusted if appropriate.

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

YM BIOSCIENCES INC.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2011 and 2010
(Unaudited)

3.	Significant accounting policies (continued):

(f)	Intangible assets:

Intangible assets that are acquired (acquired technology) and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses.  Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates.  All other expenditures are recognized in profit or loss as incurred.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date they are available for use in the manner intended by management.  The period the technologies acquired in the January 29, 2010 acquisition of Cytopia Limited ("Cytopia") are available for use is estimated at three years, which reflects management's intended use of the asset and the estimate of the time to market for the technologies.

The amortization method and amortization period of an intangible asset with a finite life is reviewed at each reporting period.  Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates.  The amortization expense on intangible assets with finite lives is recognized in licensing and product development expenses.

Development costs:

Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Company intends to and has sufficient resources to complete development and to use or sell the asset.  Other development expenditures are expensed as incurred.  No development costs have been capitalized to date.

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

YM BIOSCIENCES INC.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2011 and 2010
(Unaudited)

3.	Significant accounting policies (continued):

(g)	Impairment:

(i)	Financial assets:

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired.  A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

An impairment test is performed, on an individual basis, for each material financial asset.  Other individually non-material financial assets are tested as groups of financial assets with similar risk characteristics.  Impairment losses are recognized in profit or loss.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate.  Losses are recognized in profit or loss and reflected in an allowance account against the respective financial asset.  Interest on the impaired asset continues to be recognized through the unwinding of the discount.  When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

(ii)	Non-financial assets:

The carrying amounts of the Company's non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment.  If such an indication exists, the recoverable amount is estimated.

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

YM BIOSCIENCES INC.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2011 and 2010
(Unaudited)

3.	Significant accounting policies (continued):

The recoverable amount of an asset or a cash-generating unit is the greater of its value in use and its fair value less costs to sell.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash-generating unit.  For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of cash inflows of other assets or cash-generating units.  An impairment loss is recognized if the carrying amount of an asset or its related cash-generating unit exceeds its estimated recoverable amount.  Impairment losses for intangible assets are recognized in licensing and product development expenses.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.  An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.  An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(h)	Provisions:

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.  Provisions are assessed by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.  The unwinding of the discount on provisions is recognized in finance costs.  No provisions have been recognized.

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

YM BIOSCIENCES INC.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2011 and 2010
(Unaudited)

3.	Significant accounting policies (continued):

(i)	Government grants and assistance:

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attached to them and that the grants will be received.

Government grants that are receivable as compensation of expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related costs are recognized in profit or loss in the period in which they become receivable.

Other government grants are recognized as a reduction of the related expenses over the periods necessary to match them with the costs for which they are intended to compensate, on a systematic basis.

Government assistance, including investment tax credits relating to development costs, is recorded as a reduction of the development costs when the related expenditures are incurred and there is reasonable assurance that the assistance will be received.

(j)	Share-based compensation:

The grant-date fair value of share-based payment awards granted to employees is recognized as personnel expense, with a corresponding increase in contributed surplus, over the period that the employees unconditionally become entitled to the awards.  The amount recognized as an expense is adjusted to reflect the number of awards for which the related service is expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that met the related service and non-market performance conditions at the vesting date.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment.  The liability is remeasured at each reporting date and at settlement date.  Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

YM BIOSCIENCES INC.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2011 and 2010
(Unaudited)

3.	Significant accounting policies (continued):

(k)	Finance income and finance costs:

Finance income comprises interest income on funds invested, and fair value gains on financial assets at fair value through profit or loss.  Interest income is recognized as it accrues in profit or loss, using the effective interest rate method.

Finance costs comprise fair value losses on financial assets at fair value through profit and loss and bank fees.

Foreign currency gains and losses are reported on a net basis as either finance income or finance costs depending on whether foreign currency movements are in a net gain or net loss position.

(l)	Income tax:

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.  A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

YM BIOSCIENCES INC.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2011 and 2010
(Unaudited)

3.	Significant accounting policies (continued):

(m)	Loss per share:

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period.  Diluted loss per share is computed similarly to basic loss per share, except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive.  The  number  of  additional  shares  is  calculated  by  assuming  that  outstanding  stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods.  The inclusion of the Company's stock options and warrants in the computation of diluted loss per share has an anti-dilutive effect on the loss per share and, therefore, they have been excluded from the calculation of diluted loss per share.

(n)	New standards and interpretations not yet applied:

Standards issued but not yet effective up to the date of issuance of the Company's condensed consolidated interim financial statements are listed below.  This listing is of standards and interpretations issued, which the Company reasonably expects to be applicable at a future date.  The Company intends to adopt these standards when they become effective.  The following pronouncements are being assessed to determine their impact on the Company's results and financial position:

(i)	IFRS 9, Financial Instruments - Classification and Measurement ("IFRS 9"):

IFRS 9 reflects the first phase of the International Accounting Standards Board's ("IASB") work on the replacement of IAS 39 - Financial Instruments, Recognition and Measurement, and deals with the classification and measurement of financial assets and financial liabilities.  This standard establishes two primary measurement categories for financial assets, amortized cost and fair value, and eliminates the existing categories of held-to-maturity, available-for-sale, and loans and receivables.  The new classification will depend on the entity's business model and the contractual cash flow characteristics of the financial asset.  The standard is effective for annual periods beginning on or after January 1, 2013.

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

YM BIOSCIENCES INC.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2011 and 2010
(Unaudited)

3.	Significant accounting policies (continued):

(ii)	IFRS 10 - Consolidated Financial Statements:

The amendment establishes a single control model that applies to all entities.  These changes will require management to exercise significant judgement to determine which entities are controlled and, therefore, are required to be consolidated by a parent, compared with the former requirements.  The amendment becomes effective for annual periods beginning on or after January 1, 2013.

(iii)	IFRS 11 - Joint Arrangements:

The amendment replaces IAS 31 - Interests in Joint Ventures, and SIC-13, Jointly Controlled Entity - Non-monetary Contributions by Venturers, and addresses only two forms of joint arrangements (joint operations and joint ventures) where there is joint control and removes the option to account for jointly controlled entities using proportionate consolidation.  The amendment becomes effective for annual periods beginning on or after January 1, 2013.

(iv)	IFRS 13 - Fair Value Measurement:

In May 2011, the IASB published IFRS 13 - Fair Value Measurement ("IFRS 13"), which is effective prospectively for annual periods beginning on or after January 1, 2013.  IFRS 13 replaces the fair value measurement guidance contained in individual IFRS with a single source of fair value measurement guidance.  It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e., an exit price.  The standard also establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on profit or loss or other comprehensive income.  IFRS 13 explains "how" to measure fair value when it is required or permitted by other IFRS.

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

YM BIOSCIENCES INC.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2011 and 2010
(Unaudited)

4.	Cash and cash equivalents and short-term deposits:

As a condition of the March 10, 2010, as well as the December 17 and December 23, 2010 prospectus financings and the controlled equity offering program entered into on April 23, 2010, the Company agreed to restrict use of $70.128 million of the net proceeds raised to fund drug development activities not related to Cuba or for general purposes not related to the Cuban licensed products and technologies, except those activities expressly consented under the licenses granted by the U.S. Office of Foreign Asset Control.  As at December 31, 2011, the restricted proceeds were approximately $33.076 million (June 30, 2011 - $48.470 million) and unrestricted cash and cash equivalents and short-term deposits totalled approximately $34.873 million (June 30, 2011 - $31.189 million).

5.	Property and equipment:

	Computer
	and other		Leasehold
	equipment	Furniture	improvements	Total

Cost

Balance, July 1, 2011	$385,436	$99,574	$52,539	$537,549
Additions	5,420	4,800	-	10,220

Balance, December 31, 2011	$390,856	$104,374	$52,539	$547,769

Accumulated depreciation

Balance, July 1, 2011	$307,914	$90,111	$48,204	$446,229
Depreciation	27,307	2,359	3,468	33,134

Balance, December 31, 2011	$335,221	$92,470	$51,672	$479,363

Net carrying amounts

July 1, 2011	$77,522	$9,463	$4,335	$91,320
December 31, 2011	55,635	11,904	867	68,406

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

YM BIOSCIENCES INC.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2011 and 2010
(Unaudited)

5.	Property and equipment (continued):

	Computer
	and other		Leasehold
	equipment	Furniture	improvements	Total

Cost

Balance, July 1, 2010	$471,083	$99,574	$52,539	$623,196
Additions	86,442	-	-	86,442
Disposals	(172,089)	-	-	(172,089)

Balance, June 30, 2011	$385,436	$99,574	$52,539	$537,549

Accumulated depreciation

Balance, July 1, 2010	$411,950	$85,203	$41,268	$538,421
Depreciation	66,688	4,908	6,936	78,532
Disposals	(170,724)	-	-	(170,724)

Balance, June 30, 2011	$307,914	$90,111	$48,204	$446,229

Net carrying amounts

July 1, 2010	$59,133	$14,371	$11,271	$84,775
June 30, 2011	77,522	9,463	4,335	91,320

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

YM BIOSCIENCES INC.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2011 and 2010
(Unaudited)

6.	Intangible assets:

Cost

Balance, July 1, 2011 and December 31, 2011	$13,524,054

Accumulated amortization

Balance, July 1, 2011	$6,386,356
Amortization	2,254,008

Balance, December 31, 2011	$8,640,364

Net carrying amounts

July 1, 2011	$7,137,698
December 31, 2011	4,883,690

Cost

Balance, July 1, 2010 and June 30, 2011	$13,524,054

Accumulated amortization

Balance, July 1, 2010	$1,878,340
Amortization	4,508,016

Balance, June 30, 2011	$6,386,356

Net carrying amounts

July 1, 2010	$11,645,714
June 30, 2011	7,137,698

On January 29, 2010, on acquisition of Cytopia, the Company recorded $13,524,054 of acquired technologies, which included the intellectual property and in-process research and development of the Company's CYT387 and CYT997 products, as well as a number of other molecules.

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

YM BIOSCIENCES INC.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2011 and 2010
(Unaudited)

7.	Share capital:

(a)	Authorized and issued:

The Company has authorized share capital of 500,000,000 Class A preferred shares, 500,000,000 Class B preferred shares, Series 1, 500,000,000 Class A non-voting common shares, and 500,000,000 common shares.

Common shareholders are entitled to receive dividends as declared by the Company at its discretion and are entitled to one vote per share at the Company's annual general meeting.

Issued:

	Number of
	shares	Amount

Common shares:

Balance, June 30, 2011	116,681,948	$264,548,643
Issued on exercise of options	29,500	38,008

Balance, December 31, 2011	116,711,448	$264,586,651

(b)	Weighted average number of shares:

The weighted average number of shares for the three months and six months ended December 31, 2011 was 116,711,448 and 116,707,201 (2010 - 85,323,592 and 82,853,129), respectively.  The Company has not adjusted its weighted average number of shares outstanding for the purpose of calculating the diluted loss per share as any adjustment related to stock options or warrants would be anti-dilutive.

(c)	Prospectus offering:

On December 17 and December 23, 2010, the Company completed a prospectus offering of 25,000,000 and 3,750,000 common shares at U.S. $1.60 per common share, respectively, for gross proceeds of U.S. $46,000,000 (Cdn. $46,493,000), resulting in net cash proceeds of U.S. $42,874,672 (Cdn. $43,334,523).

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

YM BIOSCIENCES INC.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2011 and 2010
(Unaudited)

7.	Share capital (continued):

(d)	Common shares sales agreement:

On April 23, 2010, the Company entered into a Sales Agreement with Cantor Fitzgerald & Co. ("CF&Co"), under which the Company may, at its discretion, from time to time, sell up to a maximum of 7,750,000 of its common shares through an at-the-market equity offering program known as a Controlled Equity Offering.  CF&Co will act as sales agent for any sales made under the Controlled Equity Offering.  The common shares will be sold at market prices prevailing at the time of a sale (if any) of the common shares or at prices negotiated with CF&Co and, as a result, prices may vary between purchasers and during the period of the offering.  The Company is not required to sell any of the reserved shares at any time during the term of the Controlled Equity Offering, which extends until October 16, 2011, and the Sales Agreement does not prohibit the Company from conducting additional financings.  There are no standby fees for having established the arrangement.  CF&Co will receive a cash fee equal to but not exceeding 5% of the first aggregate gross proceeds of U.S. $5 million and, thereafter, 3% of the gross proceeds realized from the sale of common shares for services rendered in connection with the offering.  As at December 31, 2011, 5,775,000 shares have been sold under this agreement for net proceeds of $13.375 million.

(e)	Share purchase warrants:

On March 10, 2010, the Company completed a prospectus offering of 14,583,000 units at U.S. $1.20 per unit for gross proceeds of U.S. $17,499,600 (Cdn. $17,895,081), and net cash proceeds of U.S. $15,712,614 (Cdn. $16,067,710).  Each unit consisted of one common share and one-half common share purchase warrant.  In connection with the financing, the Company issued 874,980 broker warrants having an aggregate fair value of U.S. $171,496 (Cdn. $175,371), estimated using the Black-Scholes option pricing model.  Each whole common share purchase warrant and each broker warrant entitles the warrant holder to acquire one common share at an exercise price of U.S. $1.60 per share.  These 8,166,480 warrants may be exercised at any time from September 10, 2010 to their expiry on March 10, 2015.

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

YM BIOSCIENCES INC.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2011 and 2010
(Unaudited)

7.	Share capital (continued):

There have been no changes to the number of warrants outstanding during the three months and six months ended December 31, 2011 and 2010.

The following table reflects warrants outstanding and exercisable at December 31, 2011:

	Fair value
	as at		Remaining
Fair value on	December 31,		contractual	Exercise
recognition	2011	Quantity	life (years)	price

$0.1804	$ 0.9791	7,366,418	3.19	$ 1.60 U.S.

The fair value of warrants was calculated using the Black-Scholes option pricing model with the following assumptions at December 31:

	2011	2010

Expected life	3.19 years	4.44 years
Risk-free interest rate	1.31%	1.8%
Dividend yield	nil	nil
Expected volatility	89%	92%

(f)	Stock options:

The Company has granted stock options pursuant to a stock option plan.  Under the plan, options to purchase common shares may be granted to directors, officers, employees and service providers of the Company for a maximum term of 10 years.

Compensation cost recognized as an expense for the three months and six months ended December 31, 2011 for share-based employee compensation awards was $442,030 and $1,507,684 (2010 - $408,145 and $1,044,198), respectively.

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

YM BIOSCIENCES INC.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2011 and 2010
(Unaudited)

7.	Share capital (continued):

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Three months ended		Six months ended
	December 31,		December 31,
	2011	2010	2011	2010

Number of options issued	150,000	45,000	2,037,500	1,375,500
Weighted average share/exercise price	$1.72	$2.00	$1.73	$1.63
Risk-free interest rate	2.1%	2.9%	1.5% - 2.6%	1.8% - 3.0%
Volatility factor	85%	81%	80% - 91%	81% - 90%
Forfeiture rate	2.46 - 7.81%	2.46 - 7.81%	2.46 - 7.81%	2.46 - 7.81%
Expected life of options (years)	6	7	4 - 6	5 - 7
Vesting period (months)	0 - 24	0 - 24	0 - 24	0 - 24
Weighted average fair value of options granted	$0.91	$1.48	$1.22	$1.21
Fair value of options granted	$136,025	$66,513	$2,478,394	$1,661,871

The Black-Scholes model used by the Company to calculate option values was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company's stock option awards.  This model also requires highly subjective assumptions, including future stock price volatility and average option life, which greatly affect the calculated values.

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

YM BIOSCIENCES INC.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2011 and 2010
(Unaudited)

7.	Share capital (continued):

The risk-free interest rate is based on the implied yield on a Canadian Government zero-coupon issue with a remaining term equal to the expected term of the option.  The volatility is based solely on historical volatility equal to the expected life of the option.  The life of the options is estimated considering the vesting period at the grant date, the term of the option and the average length of time similar grants have remained outstanding in the past.  The forfeiture rate is an estimate based on historical evidence and future expectations.  The dividend yield was excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations and future growth.

The following table reflects the activity under the stock option plan for the six months ended December 31 and the share options outstanding at the end of the periods:

	2011		2010
		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price

Outstanding, beginning of period	7,125,916	$2.07	7,582,971	$2.29
Granted	2,037,500	1.72	1,375,500	1.63
Expired	(65,000)	2.39	(571,328)	4.20
Cancelled/forfeited	(16,667)	1.65	-	-
Exercised	(29,500)	0.76	(319,309)	1.33

Outstanding, end of period	9,052,249	1.99	8,067,834	2.11

Exercisable, end of period	7,055,386	$2.06	6,795,809	$2.21

(g)	Share appreciation rights:

The Company has granted share appreciation rights ("SARs") to certain employees.  Under the plan, SARs are granted to employees and service providers of the Company's Australian subsidiary for a maximum term of 10 years.

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

YM BIOSCIENCES INC.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2011 and 2010
(Unaudited)

7.	Share capital (continued):

The outstanding SARs are measured at their fair value using the Black-Scholes option pricing model at the end of each reporting period, with changes recognized through profit or loss.  For the three months and six months ended December 31, 2011, the Company recorded an expense of $4,901 and gain of $149,063 (2010 - expense of $40,072 and expense of $308,355) related to SARs.

The fair value of each SAR granted was estimated on the date of grant and each subsequent reporting date using the Black-Scholes option pricing model with the following assumptions:

	Six months ended
	December 31,
	2011	2010

Number of rights outstanding	180,000	396,666
Weighted average exercise price	$1.69	$1.67
Risk-free interest rate	1.2% - 2.1%	1.2% - 2.1%
Volatility factor	64% - 81%	66% - 87%
Expected life of rights (% of contractual life)	80% - 100%	80% - 100%
Vesting period (months)	0 - 24	0 - 24
Weighted average fair value of rights outstanding	$1.02	$1.09
Amount accrued as at December 31	$125,288	$308,355

The Black-Scholes model used by the Company to calculate SARs values was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company's SARs.  This model also requires highly subjective assumptions, including future stock price volatility and average option life, which greatly affect the calculated values.

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

YM BIOSCIENCES INC.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2011 and 2010
(Unaudited)

7.	Share capital (continued):

The risk-free interest rate is based on the implied yield on a Canadian government zero-coupon issue with a remaining term equal to the expected term of the SARs.  The volatility is based solely on historical volatility equal to the expected life of the SARs.  The life of the SARs is estimated considering the vesting period at the grant date, the term of the SARs and the average length of time similar grants have remained outstanding in the past.  The forfeiture rate is an estimate based on historical evidence and future expectations.  The dividend yieId was excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations and future growth.

The following table reflects the activity under the SARs plan for the six months ended December 31 and the SARs outstanding at the end of the periods:

	2011		2010
		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price

Outstanding, beginning of period	153,332	$1.67	-	$-
Granted	90,000	1.72	490,000	1.67
Exercised	(63,332)	1.67	(93,334)	1.66

Outstanding, end of period	180,000	1.69	396,666	1.67

Exercisable, end of period	163,332	$1.68	283,333	$1.67

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

YM BIOSCIENCES INC.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2011 and 2010
(Unaudited)

8.	Deferred revenue:

Deferred revenue consists of the unamortized portion of the initial license fees under the terms of licensing agreements.  These initial license fees are non-refundable and are deferred and recognized as revenue over the term of the related collaboration.  As at December 31, 2011, deferred revenue of $2,128,758 (June 30, 2011 - $2,425,794) is related to an out-licensing agreement for nimotuzumab dated July 25, 2006.  The revenue recognized for the three months and six months ended December 31, 2011 was $148,518 and $297,036 (2010 - $148,518 and $451,995), respectively.  As a result of a revision to the estimated period of collaboration, the revenue recognition period was extended an additional three years to July 2015.

Under the terms of the agreements, the Company continues to be involved in the development of its products and is not required to fund any development in the licensed territories.  The agreements also entitle the Company to receive milestone payments on the occurrence of regulatory approval and royalties on the commercial sale of the developed product.  Initial license fee revenue is non-refundable and is deferred and recognized as revenue over the term of the related collaboration.

9.	Income taxes:

The Company recognized no income taxes in the condensed consolidated interim statements of comprehensive income, as it has been incurring losses since inception, and it is not probable that future taxable profits will be available against which the accumulated tax losses can be utilized.

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

YM BIOSCIENCES INC.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2011 and 2010
(Unaudited)

10.	Licensing and product development:

Components of licensing and product development expenses for the three months and six months ended December 31 were as follows:

	Three months ended		Six months ended
	December 31,		December 31,
	2011	2010	2011	2010

Licensing and product development costs, excluding salaries	$4,825,802	$2,771,839	$8,734,131	$5,143,709
Salaries, bonuses, fees and short-term benefits	1,119,920	1,155,472	2,238,589	2,846,238
Share-based compensation	186,021	188,666	518,132	686,491
Depreciation of property and equipment	1,734	3,717	3,468	8,308
Amortization of intangible assets	1,127,004	1,127,004	2,254,008	2,254,008

	$7,260,481	$5,246,698	$13,748,328	$10,938,754

Quarterly research and development expenses may vary due to the timing of costs for manufacturing, initiating and completing pre-clinical and clinical trials, granting of stock options and recognizing government assistance.

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

YM BIOSCIENCES INC.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2011 and 2010
(Unaudited)

11.	General and administrative expenses:

Components of general and administrative expenses for the three months and six months ended December 31 were as follows:

	Three months ended		Six months ended
	December 31,		December 31,
	2011	2010	2011	2010

General and administrative costs, excluding salaries	$509,065	$886,314	$1,511,648	$1,894,895
Salaries, bonuses, fees and short-term benefits	370,092	1,580,262	933,228	2,361,843
Share-based compensation	260,910	259,551	840,489	666,062
Depreciation of property and equipment	14,816	16,072	29,666	31,811

	$1,154,883	$2,742,199	$3,315,031	$4,954,611

12.	Finance income and finance costs:

Finance income for the three months and six months ended December 31 was as follows:

	Three months ended		Six months ended
	December 31,		December 31,
	2011	2010	2011	2010

Interest income	$154,692	$82,740	$309,168	$138,375
Gain on short-term deposits	-	4,152	-	11,123
Net foreign currency gain	-	-	1,406,657	-
Warrant revaluation adjustment	1,903,482	-	7,264,221	-

Finance income	$2,058,174	$86,892	$8,980,046	$149,498

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

YM BIOSCIENCES INC.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2011 and 2010
(Unaudited)

12.	Finance income and finance costs (continued):

Finance costs for the three months and six months ended December 31 were as follows:

	Three months ended		Six months ended
	December 31,		December 31,
	2011	2010	2011	2010

Net foreign currency loss	$580,705	$603,528	$-	$1,010,362
Warrant revaluation adjustment	-	4,076,077	-	7,487,973

Finance costs	$580,705	$4,679,605	$-	$8,498,335

13.	Commitments:

In February 2009, the Company entered into two contracts for clinical research organization ("CRO") services relating to clinical trials for nimotuzumab.  The first pertains to a randomized, phase II, double-blind trial in brain metastases from non-small cell lung cancer ("NSCLC") at a cost of $1,160,590, of which $623,993 has been incurred as at December 31, 2011 and the remaining $536,597 has yet to be incurred.  The second contract pertains to a randomized, phase II, double-blind trial in NSCLC patients ineligible for radical chemotherapy at a cost of $1,499,919, of which $972,803 has been incurred as at December 31, 2011 and the remaining $527,116 has yet to be incurred.  The Company may cancel either contract with 30-day notice and is obligated for services rendered by the CRO through the effective date of termination and for any close-out services furnished by the CRO after the termination of the agreement.

In addition to these contracts, the Company has entered into many additional contracts for pre-clinical and other studies, none of which individually exceeds $1,000,000, totalling $7,988,207, of which $3,275,573 has been incurred as at December 31, 2011 and the remaining $4,712,634 has yet to be incurred.  Any early termination penalties cannot exceed the amount of the contract commitment.

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

YM BIOSCIENCES INC.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2011 and 2010
(Unaudited)

14.	Related party transactions:

The key management personnel of the Company are the Directors, the President and Chief Executive Officer, the Chief Medical Officer and all the Vice-Presidents.

Compensation for key management personnel of the Company for the three months and six months ended December 31 was as follows:

	Three months ended		Six months ended
	December 31,		December 31,
	2011	2010	2011	2010

Salaries, bonuses fees and short-term benefits	$898,076	$1,603,170	$1,685,565	$2,863,141
Share-based compensation	284,361	345,203	793,044	976,945

Total personnel expenses	$1,182,437	$1,948,373	$2,478,609	$3,840,086

Key management personnel participate in the stock option plan and executive officers participate in the Company's health plan.  Directors receive annual and meeting fees for their services.  As at December 31, 2011, the key management personnel control less than 1% of the voting shares of the Company.

Occasionally, directors will provide assistance to management on a consulting basis to evaluate new opportunities or provide guidance for drug development activities.  The fees incurred during the three months and six months ended December 31, 2011 totalled $58,252 and $83,252 (2010 - $7,671 and $23,085), respectively.  The transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

YM BIOSCIENCES INC.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2011 and 2010
(Unaudited)

15.	Financial risk management:

(a)	Financial assets and liabilities:

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgement is required to develop these estimates.  The carrying values of current monetary assets and liabilities approximate their fair values due to their relatively short periods to maturity.

(b)	Risks arising from financial instruments and risk management:

The Company's activities expose it to a variety of financial risks: market risk (including foreign exchange and interest rate risks), credit risk and liquidity risk.  Risk management is the responsibility of the Company, which identifies, evaluates and, where appropriate, mitigates financial risks.

(i)	Market risk:

(a)	Foreign exchange risk:

The Company operates in Canada, the United States and Australia and has relationships with entities in other countries.  Foreign exchange risk arises because the cost of transactions denominated in foreign currencies may vary due to changes in exchange rates.

Balances in foreign currencies at December 31, 2011 were approximately:

		Australian	British
	U.S. dollars	dollars	pound

Cash and cash equivalents and short-term deposits	$16,954,022	$140,236	£-
Accounts receivable	15,000	51,032	-
Accounts payable and accrued liabilities	(1,805,297)	(485,613)	(115,093)

	$15,163,725	$(294,345)	£(115,093)

Fluctuations in the U.S. and Australian dollar exchange rates may potentially have a significant impact on the Company's results of operations.

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

YM BIOSCIENCES INC.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2011 and 2010
(Unaudited)

15.	Financial risk management (continued):

(b)	Interest rate risk:

The Company is exposed to interest rate risk to the extent that short-term deposits are at a fixed rate of interest and their market value can vary with the change in market interest rates.  The Company's maximum exposure to interest rate risk is based on the effective interest rate and the current carrying value of these assets.  The Company monitors market interest rates and mitigates against interest rate risk by not investing in deposits longer than 12 months.

There is a risk that future cash flows from invested cash, cash equivalents and short-term deposits will vary as the market interest rates fluctuate because these investments earn interest at market rates.  Based on the December 31, 2011 balance of approximately $67.949 million, a variation of 100 basis points in the market interest rate could affect the condensed consolidated interim financial statements of comprehensive income by approximately $679 thousand.  For the three months and six months ended December 31, 2011, the Company recorded interest income of $155 and $309 thousand (2010 - $82 and $138 thousand), respectively in relation to these assets.

(ii)	Credit risk:

The Company limits its exposure to credit risk by investing only in liquid debt securities issued by Canadian Schedule I banks that have a strong credit rating.  Accounts receivable are subject to normal credit risk.  The maximum exposure to credit risk is equal to the carrying value of the accounts receivable.  The Company regularly assesses the accounts receivable and takes action to collect the amounts or provide adequate reserves against doubtful accounts.  The Company currently has no reserve for doubtful accounts as there have been no bad debts to date.

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

YM BIOSCIENCES INC.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2011 and 2010
(Unaudited)

15.	Financial risk management (continued):

(iii)	Liquidity risk:

Liquidity risk is the risk that the current financial obligations exceed the cash available to satisfy those obligations at any point in time.  The Company's objective in managing liquidity risk is to maintain sufficient readily available cash in order to meet its liquidity requirements.  The Company achieves this by maintaining sufficient cash and cash equivalents.

(c)	Capital management:

The Company's primary objective when managing capital is to ensure that it has sufficient cash resources to fund its development and commercialization activities and to maintain its ongoing operations.  To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or by securing strategic partners.

The Company includes cash and cash equivalents and short-term deposits in the definition of capital.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital management strategy during the three months and six months ended December 31, 2011.

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

YM BIOSCIENCES INC.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2011 and 2010
(Unaudited)

16.	Transition to IFRS:

These are the Company's second condensed consolidated interim financial statements prepared in accordance with IFRS.  The accounting policies set out in note 3 have been applied in preparing the condensed consolidated interim financial statements for the three-month and six-month periods ended December 31, 2011, the three-month and six-month periods ended December 31, 2010 and the year ended June 30, 2011, and in the preparation of an opening IFRS statement of financial position as at July 1, 2010 (the Company's date of transition) and as at June 30, 2011.

Elected exemptions from full retrospective application:

IFRS 1 requires first-time adopters to retrospectively apply all effective IFRS as of the reporting date.  However, it also provides for certain optional exemptions and certain mandatory exceptions for first time IFRS adopters.  In preparing these condensed consolidated interim financial statements in accordance with IFRS 1, the Company has applied the mandatory exceptions of IFRS.  The Company has also applied the following optional exemptions from full retrospective application of IFRS to its opening statement of financial position as at July 1, 2010:

Share-based payment transactions:

The Company elected to avail itself of the exemption provided under IFRS 1 and only applied IFRS 2, Share-based Payments, to equity instruments granted after November 7, 2002 that had not vested by the transition date.

Business Combinations:

The Company has applied the business combination exemption in IFRS 1 to not apply IFRS 3, Business Combinations ("IFRS 3"), retrospectively to past business combinations.  Accordingly, the Company has not restated business combinations that took place prior to the transition date.

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

YM BIOSCIENCES INC.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2011 and 2010
(Unaudited)

16.	Transition to IFRS (continued):

Consolidated and Separate Financial Statements:

In accordance with IFRS 1, if a company elects to apply IFRS 3 prospectively, IAS 27, Consolidated and Separate Financial Statements ("IAS 27"), must also be applied prospectively.  As the Company elected to apply IFRS 3 prospectively, the Company has also elected to apply lAS 27 prospectively.

In preparing its opening IFRS condensed consolidated interim statement of financial position, in accordance with IFRS 1, the Company has adjusted amounts reported previously in the condensed consolidated interim financial statements prepared in accordance with Canadian GAAP.  An explanation of how the transition from Canadian GAAP to IFRS has affected the Company's financial position and financial performance is set out in the following tables and the notes that accompany the tables.  The transition from Canadian GAAP to IFRS has not had a material impact on the condensed consolidated interim financial statements of cash flows.  The reconciling items between Canadian GAAP and IFRS presentation have no net effect on the cash flows generated.

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

YM BIOSCIENCES INC.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2011 and 2010
(Unaudited)

16.	Transition to IFRS (continued):

The July 1, 2010 Canadian GAAP condensed consolidated interim financial position and equity has been reconciled to IFRS as follows:

			Effect of
		Canadian	transition
	Note	GAAP	to IFRS	IFRS

Assets

Current assets:
Cash and cash equivalents		$19,460,141	$-	$19,460,141
Short-term deposits		26,184,991	-	26,184,991
Accounts receivable		161,184	-	161,184
Prepaid expenses		237,962	-	237,962
Total current assets		46,044,278	-	46,044,278

Non-current assets:
Property and equipment		84,775	-	84,775
Intangible assets		11,645,714	-	11,645,714
Total non-current assets		11,730,489	-	11,730,489

Total assets		$57,774,767	$-	$57,774,767

Liabilities and Equity

Current liabilities:
Accounts payable		$699,277	$-	$699,277
Accrued liabilities		2,085,824	-	2,085,824
Share purchase warrants	(i)	-	6,358,480	6,358,480
Deferred revenue		1,523,916	-	1,523,916
Total current liabilities		4,309,017	6,358,480	10,667,497

Non-current liabilities:
Deferred revenue		1,650,909	-	1,650,909
Total non-current liabilities		1,650,909	-	1,650,909

Equity:
Share capital		203,498,239	-	203,498,239
Share purchase warrants	(i)	1,473,246	(1,473,246)	-
Contributed surplus	(ii)	14,088,671	143,682	14,232,353
Deficit	(i), (ii)	(167,245,315)	(5,028,916)	(172,274,231)
Total equity		51,814,841	(6,358,480)	45,456,361

Total liabilities and equity		$57,774,767	$-	$57,774,767

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

YM BIOSCIENCES INC.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2011 and 2010
(Unaudited)

16.	Transition to IFRS (continued):

The December 31, 2010 Canadian GAAP condensed consolidated interim financial position and equity has been reconciled to IFRS as follows:

			Effect of
		Canadian	transition
	Note	GAAP	to IFRS	IFRS

Assets

Current assets:
Cash and cash equivalents		$25,261,196	$-	$25,261,196
Short-term deposits		53,451,681	-	53,451,681
Accounts receivable		203,163	-	203,163
Prepaid expenses		494,678	-	494,678
Total current assets		79,410,718	-	79,410,718

Non-current assets:
Property and equipment		109,065	-	109,065
Intangible assets		9,391,706	-	9,391,706
Total non-current assets		9,500,771	-	9,500,771

Total assets		$88,911,489	$-	$88,911,489

Liabilities and Equity

Current liabilities:
Accounts payable		$1,411,962	$-	$1,411,962
Accrued liabilities	(iii)	3,524,184	90,525	3,614,709
Share purchase warrants	(i)	-	13,097,301	13,097,301
Deferred revenue		594,072	-	594,072
Total current liabilities		5,530,218	13,187,826	18,718,044

Non-current liabilities:
Deferred revenue		2,128,758	-	2,128,758
Total non-current liabilities		2,128,758	-	2,128,758

Equity:
Share capital	(i)	248,203,430	654,231	248,857,661
Share purchase warrants	(i)	1,378,324	(1,378,324)	-
Contributed surplus	(ii)	14,916,826	187,945	15,104,771
Deficit	(i), (ii), (iii)	(183,246,067)	(12,651,678)	(195,897,745)
Total equity		81,252,513	(13,187,826)	68,064,687

Total liabilities and equity		$88,911,489	$-	$88,911,489

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

YM BIOSCIENCES INC.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2011 and 2010
(Unaudited)

16.	Transition to IFRS (continued):

The June 30, 2011 Canadian GAAP condensed consolidated interim financial position and equity has been reconciled to IFRS as follows:

			Effect of
		Canadian	transition
	Note	GAAP	to IFRS	IFRS

Assets

Current assets:
Cash and cash equivalents		$32,046,630	$-	$32,046,630
Short-term deposits		47,611,922	-	47,611,922
Accounts receivable		205,900	-	205,900
Prepaid expenses		731,676	-	731,676
Total current assets		80,596,128	-	80,596,128

Non-current assets:
Property and equipment		91,320	-	91,320
Intangible assets		7,137,698	-	7,137,698
Total non-current assets		7,229,018	-	7,229,018

Total assets		$87,825,146	$-	$87,825,146

Liabilities and Equity

Current liabilities:
Accounts payable		$1,718,893	$-	$1,718,893
Accrued liabilities	(iii)	2,532,298	120,213	2,652,511
Share purchase warrants	(i)	-	14,476,681	14,476,681
Deferred revenue		594,072	-	594,072
Total current liabilities		4,845,263	14,596,894	19,442,157

Non-current liabilities:
Deferred revenue		1,831,722	-	1,831,722
Total non-current liabilities		1,831,722	-	1,831,722

Equity:
Share capital	(i)	263,399,692	1,148,951	264,548,643
Share purchase warrants	(i)	1,329,235	(1,329,235)	-
Contributed surplus	(ii)	14,855,788	288,274	15,144,062
Deficit	(i), (ii), (iii)	(198,436,554)	(14,704,884)	(213,141,438)
Total equity		81,148,161	(14,596,894)	66,551,267

Total liabilities and equity		$87,825,146	$-	$87,825,146

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

YM BIOSCIENCES INC.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2011 and 2010
(Unaudited)

16.	Transition to IFRS (continued):

Canadian GAAP condensed consolidated interim statements of comprehensive income for the three-month period ended December 31, 2010 have been reconciled to IFRS as follows:

			Effect of	Effect of
			transition	transition
		Canadian	to IFRS	to IFRS
Canadian GAAP description	Note	GAAP	measurement	reclassification	IFRS	IFRS description

Revenue:						Revenue:
Out-licensing		$251,417	$-	$-	$251,417	Out-licensing
Interest income	(iv)	82,740	-	(82,740)	-	Interest income
		334,157	-	(82,740)	251,417

Expenses:						Expenses:
Licensing and product						Licensing and product
development	(iii), (viii), (ix)	5,289,150	(162,807)	120,355	5,246,698	development
General and administrative	(ii), (vii), (ix)	3,099,952	8,670	(366,423)	2,742,199	General and administrative
		8,389,102	(154,137)	(246,068)	7,988,897

Loss before the undernoted		(8,054,945)	154,137	163,328	(7,737,480)	Loss before the undernoted

Gain (loss) on foreign exchange	(iv), (v), (vi)	(603,528)	-	690,420	86,892	Finance income
Gain (loss) on short-term deposits	(i), (v), (vi)	4,152	(4,076,077)	(607,680)	(4,679,605)	Finance costs
Other income	(viii)	270,984	-	(246,068)	24,916	Other income

Net loss for the period and						Net loss for the period and
comprehensive loss		$(8,383,337)	$(3,921,940)	$-	$(12,305,277)	comprehensive loss

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

YM BIOSCIENCES INC.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2011 and 2010
(Unaudited)

16.	Transition to IFRS (continued):

Canadian GAAP condensed consolidated interim statements of comprehensive income for the six-month period ended December 31, 2010 have been reconciled to IFRS as follows:

			Effect of	Effect of
			transition	transition
		Canadian	to IFRS	to IFRS
Canadian GAAP description	Note	GAAP	measurement	reclassification	IFRS	IFRS description

Revenue:						Revenue:
Out-licensing		$593,773	$-	$-	$593,773	Out-licensing
Interest income	(iv)	138,375	-	(138,375)	-	Interest income
		732,148	-	(138,375)	593,773

Expenses:						Expenses:
Licensing and product						Licensing and product
development	(iii), (viii), (ix)	10,498,331	90,525	349,898	10,938,754	development
General and administrative	(ii), (vii), (ix)	5,517,058	44,263	(606,710)	4,954,611	General and administrative
		16,015,389	134,788	(256,812)	15,893,365

Loss before the undernoted		(15,283,241)	(134,788)	118,437	(15,299,592)	Loss before the undernoted

Gain (loss) on foreign exchange	(iv), (v), (vi)	(1,010,362)	-	1,159,860	149,498	Finance income
Gain (loss) on short-term deposits	(i), (v), (vi)	11,123	(7,487,973)	(1,021,485)	(8,498,335)	Finance costs
Gain (loss) on disposal of property
and equipment	(vii)	10,744	-	(10,744)	-
Other income	(viii)	270,984	-	(246,068)	24,916	Other income

Net loss for the period and						Net loss for the period and
comprehensive loss		$(16,000,752)	$(7,622,761)	$-	$(23,623,513)	comprehensive loss

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

YM BIOSCIENCES INC.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2011 and 2010
(Unaudited)

16.	Transition to IFRS (continued):

Canadian GAAP condensed consolidated statement of comprehensive income for the year ended June 30, 2011 has been reconciled to IFRS as follows:

			Effect of	Effect of
			transition	transition
		Canadian	to IFRS	to IFRS
Canadian GAAP description	Note	GAAP	measurement	reclassification	IFRS	IFRS description

Revenue:						Revenue:
Out-licensing		$1,033,239	$-	$-	$1,033,239	Out-licensing
Interest income	(iv)	469,191	-	(469,191)	-	Interest income
		1,502,430	-	(469,191)	1,033,239

Expenses:						Expenses:
Licensing and product						Licensing and product
development	(iii), (viii), (ix)	23,249,053	120,213	487,158	23,856,424	development
General and administrative	(ii), (vii), (ix)	8,341,885	144,592	(746,620)	7,739,857	General and administrative
		31,590,938	264,805	(259,462)	31,596,281

Loss before the undernoted		(30,088,508)	(264,805)	(209,729)	(30,563,042)	Loss before the undernoted

Loss on foreign exchange	(iv) (v), (vi)	(1,407,760)	-	1,888,074	480,314	Finance income
Gain on short-term deposits	(i), (v), (vi)	11,123	(9,411,163)	(1,418,883)	(10,818,923)	Finance costs
Gain on disposal of property
and equipment	(vii)	13,394	-	(13,394)	-
Other income	(viii)	280,512	-	(246,068)	34,444	Other income

Net loss for the year and						Net loss for the year and
comprehensive loss		$(31,191,239)	$(9,675,968)	$-	$(40,867,207)	comprehensive loss

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

YM BIOSCIENCES INC.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2011 and 2010
(Unaudited)

16.	Transition to IFRS (continued):

Notes to tables:

Measurement differences:

(i)	Share purchase warrants:

Under Canadian GAAP, the Company recognized its outstanding shareholder and broker warrants as part of shareholders' equity; however, under IFRS, such warrants denominated in a different currency than the Company's functional currency must be classified as a financial liability and measured at fair value, with changes reflected in profit or loss upon initial recognition and subsequent measurement.  This measurement difference impacted financial liability, deficit, share purchase warrants under shareholders' equity in the condensed consolidated interim statements of financial position and finance costs or income in the condensed consolidated statements of comprehensive income in the periods presented.

(ii)	Stock options:

Both Canadian GAAP and IFRS require the fair value of stock options granted to be expensed over the vesting period.  YM stock options generally vest one third immediately and one third on each of the first and second anniversaries.  Under Canadian GAAP, the Company treated each option grant as one contract, expensed one third of the compensation cost immediately and the remaining compensation cost on a straight-line basis over 24 months.  Under IFRS, the Company is required to treat each tranche with a different vesting date as a separate contract and, therefore, expenses one third of the compensation cost immediately, one third equally over 12 months and one third equally over 24 months.  This measurement difference impacted deficit and contributed surplus in the condensed consolidated interim statements of financial position and general and administrative expenses and licensing and product development expense in the condensed consolidated interim statements of comprehensive income in the periods presented.

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012

YM BIOSCIENCES INC.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2011 and 2010
(Unaudited)

16.	Transition to IFRS (continued):

(iii)	SARs:

Under Canadian GAAP, the Company used the intrinsic value method to measure the value of SARs.  IFRS requires that the SARs be valued using the fair value method.  Thus, under IFRS, the Company uses the Black-Scholes option pricing model to determine the fair value upon initial recognition and subsequent measurement, with changes reflected in profit or loss.  The SARs bonus plan was started in September 2010 so there was no impact to the opening statement of financial position as at July 1, 2010.  For the other periods presented, this difference impacted accrued liabilities and deficit in the condensed consolidated interim statements of financial position and licensing and product development expenses in the condensed consolidated interim statements of comprehensive income.

Reclassification differences:

Under Canadian GAAP, the consolidated statement of loss and comprehensive loss was presented by a combination of function and nature of expenses.  The Company elected to present its items in the condensed consolidated interim statements of comprehensive income by function under IFRS.  For the year ended June 30, 2011, the following reclassifications were made:

(iv)	Interest income was reclassified to finance income.

(v)	Loss on foreign exchange was reclassified to finance costs.

(vi)	Gain on sale of short-term deposits was reclassified to finance income.

(vii)	Gain on disposal of property and equipment was reclassified to general and administrative expenses.

(viii)	Grant received was reclassified to offset licensing and product development expenses.

(ix)	A portion of share-based compensation was reclassified to licensing and product development expenses.

YM BioSciences Inc. | Second Quarter Report - Fiscal 2012